August 9, 2023

VIA EDGAR

Katharine Garrett

Michael Volley

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

RE:PennyMac Financial Services, Inc.

Form 10-K for the fiscal year ended December 31, 2022

Filed February 22, 2023

File No. 001-38727

Dear Ms. Garrett and Mr. Volley:

I am writing in response to your letter dated July 28, 2023 regarding your review of the Annual Report on Form 10-K of PennyMac Financial Services, Inc. (the “Company,” “our” or “we”) for the fiscal year ended December 31, 2022.

Set forth below is the Company’s response to your comment. For ease of review, your comment is reprinted in bold face and is followed by our response.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 - Significant Accounting Policies - Servicing Advances, page F-12

1.	Please revise future filings to disclose the material information required by ASC 326-20-50 related to the valuation allowance for your servicing advances, including a roll-forward of the allowance for credit losses for each period presented. Please provide us your proposed disclosure.

Company’s Response

We will include the material information required by ASC 326-20-50 related to the valuation allowance for our servicing advances in future filings.

We will make the following change to our accounting policy disclosure in our Annual Report on Form 10-K for the year ending December 31, 2023:

Servicing Advances

Servicing advances represent contractually required protective advances the Company makes on behalf of the loans’ beneficial interest holders. In addition to scheduled principal and interest amounts due to the beneficial interest holders on delinquent loans, servicing advances may include advances of property taxes, insurance premiums and out-of-pocket collection amounts (e.g., preservation and restoration of mortgaged property or real estate acquired in the settlement of loans (“REO”), legal fees, and appraisals) made to protect beneficial interest holders’ interests in the properties collateralizing their loans. Servicing advances are made in compliance with the respective servicing agreements and Agency loan servicing guides.

The Company does not expect to incur credit losses on servicing advances since servicing advances are recoverable from government Agencies and government-sponsored entities. Certain of the Company’s loan servicing agreements and Agency loan servicing guides limit the amounts of collection and liquidation amounts that the beneficial interest holders, loan insurers or guarantors will reimburse the Company and beneficial interest holders, insurers or guarantors may dispute the level of certain charges incurred in the collection process.

The Company is contractually responsible for making the payments required to protect its beneficial interest holders’ interests in the properties collateralizing their loans and may, therefore, be required to incur amounts in excess of insurer or guarantor reimbursement limits. Therefore, the Company provides a valuation allowance on the servicing advances for these amounts in excess of amounts that are expected to ultimately be recovered from the loans’ insurers, guarantors or beneficial interest holders.

The servicing advance valuation allowance is estimated based on relevant qualitative and quantitative information about past events, including historical collection and loss experience, current conditions, and reasonable and supportable forecasts that affect collectable amounts. The provision for losses on servicing advances is included in Servicing expense in the consolidated statements of income. Servicing advances are written off when they are deemed unrecoverable.

We will also include the following roll forward of our valuation allowance in Note 5 – Loan Sales and Servicing Activities to our consolidated financial statements in future periodic filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023:

Following is a summary of the allowance for losses on servicing advances:

	Year ended December 31,
	2022	2021	2020

	(in thousands)
Balance at beginning of year	$120,940	$181,443	$82,157
(Reversals of) Provision for losses	(36,075)	(47,878)	125,898
Charge-offs, net	(5,873)	(12,625)	(26,622)
Balance at end of year	$78,992	$120,940	$181,433

We also considered the other disclosure guidance in ASC 326-20-50, and have concluded the above planned changes and the other existing disclosures address the material information required.

Closing

You may call me at (818) 224-7136 if you require clarification or have additional questions. I can also be reached by U.S. mail or by e-mail at dan.perotti@pennymac.com.

Sincerely,

/s/ Daniel S. Perotti

Daniel S. Perotti
Senior Managing Director and Chief Financial Officer